Exhibit 12.1

Easton-Bell Sports, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 30, 2006	Fiscal Year Ended December 29, 2007	Fiscal Year Ended January 3, 2009	Fiscal Year Ended January 2, 2010	Pro Forma Fiscal Year Ended January 2, 2010
	(IN THOUSANDS EXCEPT RATIOS)

EARNINGS:
Net income (loss)	3,082	(5,852)	14,469	13,413	(4,098)	(873)
Income tax expense (benefit)	4,321	(1,408)	11,432	18,004	4,646	6,622
“Earnings”	7,403	(7,260)	25,901	31,417	548	5,749
FIXED CHARGES:
Interest expense including amortization of debt expense and discount	21,887	42,401	41,590	41,909	44,910	45,139
Interest portion of rental expense	421	701	861	869	882	882
“Fixed Charges”	22,308	43,102	42,451	42,778	45,792	46,021
Earnings available for Fixed Charges	29,711	35,842	68,352	74,195	46,340	51,770
Ratio of Earnings to Fixed Charges	1.3	N/A	1.6	1.7	1.0	1.1
Amount by which earnings available for fixed charges is insufficient to cover fixed charges	—	(7,260)	—	—	—	—

For the year ended December 30, 2006, earnings before fixed charges were insufficient to cover fixed charges by approximately $7,260.